

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2015

Patrick Dunda, President
Frontier Digital Media Group, Inc.
537 Pitkin Way
Castle Rock, Colorado, 80104

> **Re: Frontier Digital Media Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 9, 2015**
> **File No. 333-205571**

Dear Mr. Dunda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that you are a development stage company. We further note that you appear to have nominal operations and nominal assets. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act. Please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also describe the potential impact on your ability to attract additional capital.

2.   The financial statements for the periods presented in the registration statement indicate that a majority of your revenues are derived from related party transactions. Please

review and revise your filing to ensure that the nature of your existing revenue stream is clearly disclosed. For example, your filing should be revised to ensure that:

- The summary discloses that a majority of your historical revenues have been derived from related parties;

- The risk factor section addresses the risks resulting from having the majority of your revenues tied to entities affiliated with your officers; and

- MD&A reflects the key challenges related to growing revenues beyond those derived from these entities.

To the extent that any case studies in your business section are based on entities affiliated with your executive officers or directors, ensure that the nature of your relationship with these parties is disclosed.

Cover Page

3.   You refer in the first paragraph to the "aggregate offering price of $50,000." Please revise to clarify that this is the maximum gross proceeds if all shares are sold and disclose the maximum net proceeds to you if all shares are sold.

4.   Given that you have structured your transaction on a best efforts, no minimum basis, please remove the table from the cover page, as it suggests that you will receive total proceeds of $50,000.

Summary of the Prospectus

Emerging Growth Company, page 3

5.   We note your disclosure that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, which contradicts your disclosure in the second paragraph on page 11. Please revise your disclosures accordingly.

Risk Factors, page 5

6.   Please add a separately captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months. Also revise your liquidity and capital resources discussion to provide such information.

7.   It appears that Ms. Janel Dunda, who serves as your principal financial officer and principal accounting officer, has no experience in performing these roles for a public company.   It appears that risk factor disclosure addressing her lack of experience is warranted.

"If we fail to maintain effective internal controls ...," page 9

8.   You state that if you are unable to comply with the internal control requirements of the Sarbanes-Oxley Act, you may not be able to obtain an independent auditor attestation. However, you will not be required to obtain an auditor attestation with respect to management's conclusion about the effectiveness of your internal control over financial reporting for so long as you remain a smaller reporting company.   Refer to Item 308(b) of Regulation S-K. This comment also applies to your disclosure in the last paragraph on page 26. Please revise or advise.

"The requirements of being a public company may strain our resources …," page 10

9.   It appears that on the effective date of your registration statement, unless you plan to register a class of securities under Section 12 of the Exchange Act, you will be subject to the reporting requirements of Section 15(d) of the Exchange Act.   Please provide a separately captioned risk factor alerting investors that you are subject only to Section 15(d) of the Exchange Act, and as such, are not subject to the proxy rules, Section 16 reporting and short-swing profit provisions, beneficial ownership reporting, and the bulk of the tender offer rules under U.S. securities laws.

Use of Proceeds, page 16

10.   In describing your use of proceeds, you have limited your disclosure to a possible outcome assuming the sale of 100% of the securities offered for sale by the company. Please revise your discussion to include a column assuming the sale of 50% of the securities in the offering to give potential investors a better understanding of the range of possible outcomes.

Dilution, page 17

11.   You appear to include non-cash consideration under capital contributions provided by existing stockholders in your dilution table. Specifically, we note that the statement of stockholder's equity on page F-6 states that the cash contribution for the founders' shares was $1,000. Yet, your disclosure in this section reflects capital contributions, including contributions other than cash, of $5,000. Please refer to Item 506 of Regulation S-K and revise to disclose the founders' cash contribution.

Description of our Business

Business, page 19

12.   You provide information on the achievements you had for your client Shin Orthodontics. Please expand your disclosure in this section to describe whether the results obtained for that client are representative of the results obtained for your broader client base. Additionally, to provide context, disclose when you commenced providing web services for Shin Orthodontics.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

13.   You state that the decrease in revenue experienced during the three months ended March 31, 2015 is attributable, among other factors, to a decrease in your customer and client base. To the extent you have experienced any material challenges in growing or maintaining your client base, revise your overview on page 24 to discuss such challenges and identify the corresponding risks to your business.

14.   You reference the number of clients with whom you have verbal agreements. To provide balance to this client base information, please disclose the number of clients with whom you have written agreements. In addition, it appears that you should provide risk factor disclosure regarding your reliance on verbal agreements with clients.

Directors, Executive Officers, Promoters and Control Persons

Conflicts of Interest, page 29

15.   You state that members of your management are associated with other firms involved in a range of business activities. Please revise the professional biographies of your executive officers and directors to disclose any other professional positions held during the past five years. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 30

16.   Based on your disclosure elsewhere, we note that Venture Vest Capital Corporation currently holds notes that are convertible, at its discretion, into an aggregate total of 1,017,000 shares of common stock. It appears that Venture Vest's ownership should be included in your beneficial ownership table. Refer to Item 403 of Regulation S-K and Rule 13d-3 and revise, or advise.

Certain Relationships and Related Transactions, page 31

17.   Many of the transaction descriptions in this section fail to name the related parties and the facts that give rise to the relationship. Please review and significantly revise this section to disclose the name of each related party and the basis on which that person is a related person. Refer to paragraphs (a)(1) and (d)(1) of Regulation S-K Item 404.

Recent Sales of Unregistered Securities, page II-1

18.   You state that you have not issued any securities during the past three years. However, as you indicate elsewhere in your filing, you issued convertible notes to Venture Vest Capital Corporation during 2015. Please include disclosure here regarding this transaction or advise. Refer to Item 701 of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-2

19.   Please file the form of subscription agreement that you will require investors in the offering to execute. We note the disclosure regarding procedures for subscribing on page 18 in this respect.

Exhibit 5.1

20.   The legality opinion states that you are registering 5 million shares of common stock while the facing and cover pages of your registration statement state that you are registering 1 million shares. Please have counsel revise the opinion, or advise.

Signatures

21.   The paragraph immediately preceding the Company's signature does not conform to the language provided in Form S-1. Specifically, you have not disclosed the geographical location where the registration statement was signed. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact, Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins (for MMA)

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Andrew I. Telsey, Esq.
       Andrew I. Telsey, P.C.